QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

MATERIAL CHANGE REPORT

1.     Name and Address of Company

  Biovail Corporation
  7150 Mississauga Road
  Mississauga, Ontario L5N 8M5

2.     Date of Material Change

  October 7, 2004

3.     News Release

  A news release was issued by Biovail Corporation over the Business Wire on October 7, 2004 at 4:15 p.m. EST.

4.     Summary of Material Change

  Biovail Corporation announced the appointment of senior pharmaceutical industry executive Dr. Douglas Squires as the company's new Chief Executive Officer and that Eugene Melnyk, who has served as the company's Chairman and Chief Executive Officer since December 2001, will continue his full-time duties as Chairman of the Board.

5.     Full Description of Material Change

  Biovail Corporation announced the appointment of senior pharmaceutical industry executive Dr. Douglas Squires as the company's new Chief Executive Officer and that Eugene Melnyk, who has served as the company's Chairman and Chief Executive Officer since December 2001, will continue his full-time duties as Chairman of the Board.

  As CEO of Biovail Corporation, Dr. Squires will take on operational and general-management responsibilities for Biovail. As Chairman of the Board, Mr. Melnyk maintains his ongoing Board-level responsibilities and will continue, in conjunction with the Board, to set the broad vision and strategy for Biovail's long-term growth and success.

  Dr. Squires, 56, has spent the past six years at MDS Inc., where he has held a series of progressively responsible executive positions. For the past three years, Dr. Squires was President and Chief Executive Officer of MDS Pharma Services, a contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies. From 1998-2001, Dr. Squires held the title of President, MDS Panlabs and President, MDS Pharmaceutical Services.

  Prior to joining MDS Inc., Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc where he held multiple senior sales, marketing and operational responsibilities in Canada, the United States and the Pacific Rim. Most notably, his roles included Group Vice-President, Infectious Disease Pharma Business (1997-1998); Regional Vice-President, Asia Pacific (1991-1997); Executive Director, Critical Care Business Group (1989-1991); President, The Upjohn Company of Canada (1988-1989); Group Vice-President, Upjohn Canada (1984-1988); and Director, Scientific Affairs, Upjohn Canada (1979-1984). Before

  joining Upjohn in 1976, Dr. Squires began his career in the pharmaceutical industry in 1975 with Connaught Laboratories Ltd.

  A native of Ontario, Dr. Squires has lived and worked in the United States since 1990. He received his BSc from the University of Toronto and his PhD in biophysics from the University of London, Institute of Cancer Research.

6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

  N/A.

7.     Omitted Information

  N/A.

8.     Executive Officer

  Ken Howling
  (905) 286-3000 or send inquiries to ir@biovail.com.

9.     Date of Report

  October 15, 2004.

QuickLinks

MATERIAL CHANGE REPORT